Cox Communications
2001 Summary Annual Report

# ONE SURE THING

New Economy
Old Economy
Recession, Recovery
Competition Down the Street
Competition Up in the Air
Dot Com, Dot Bomb
Acquisitions, Dispositions
Regulation, Deregulation

After 40 years in the cable telecommunications business, we've operated in just about every scenario imaginable. Through all of the change and external chaos, one constant has been clear at Cox Communications:

Consistency.

We've delivered tremendous value for our shareholders, customers and employees with an approach to business that is consistent but visionary, sound but strategic, light on hyperbole but heavy on results.

There are plenty of pitfalls out there and tons of excuses, but

ONE SURE THING:
YOU CAN COUNT ON
COX COMMUNICATIONS.

ONE
SURE
THING

# You Can Count On Cox Communications



Cox is the leading broadband communications company in delivering competitive choice. A connection to Cox's network – like the one being installed at left by Field Service Technician John Esposito (left) and Lineman Jim Prosser of Cox New England – is a connection to multiple options for communications and entertainment services. More than 9 in 10 homes in our service areas have access to Cox's advanced digital cable and high-speed Internet services, while more than 3 million customers can also choose Cox Digital Telephone for local and long-distance services. Our commercial customers in 19 markets have numerous choices too, including local and long-distance telephone, high-speed Internet access, virtual private networks, Web hosting, and dedicated transport services.

By virtue of a fully integrated back-office billing and customer service platform, we also offer customers abundant choices that make purchasing, using, and paying for their services easier and more efficient. In several areas, for instance, FastConnect Install allows new high-speed Internet and digital cable customers to self-connect the services, providing a more cost-effective installation with greater convenience and control over timing. In most markets, customers with multiple residential services can choose when and how they're billed. Flexible statement options allow them to combine all services on a single bill or receive separate bills. And with EasyPay, customers can choose to pay their statements via the Internet through direct debit to a checking account or credit card.

We're working hard to further increase choices for our customers, including Video on Demand services and interactive TV offerings that will put thousands of entertainment and communications choices at their fingertips. We're also continuing to enhance our customer service programs to ensure that choice, convenience and excellent service define every customer interaction.

ONE SURE THING

YOU Can Count On Cox Communications

# LOCAL COMMITMENT



Cox's operations are local. That means local management, local employees, local programming, local service and local commitment. Local fleets of Cox vehicles cover millions of miles of local streets every year to serve our customers. Local management teams in each Cox market manage their operations to meet the needs of the community. Business strategies are customized to local needs, rather than a single, one-size-must-fit-all strategy beamed to every customer, regardless of the diversity and demographics of their community. Cox teams make local decisions to ensure they are delivering on Cox's "Your Friend in the Digital Age" promise. Cox operations feed millions of dollars into local economies through employment, taxes, franchise requirements and business relationships. Through our community relations programs, we provide extensive support via complimentary cable and high-speed Internet services to local schools; cash and in-kind donations to scores of local charities and organizations; and thousands of hours of employee volunteer time. Further, Cox provides customers comprehensive local programming, including local broadcast channels, independent networks, sports, and extensive community-interest programming, such as "State House Reports" in Rhode Island. Mary Lou Palumbo (above), Cox's Community Programming Manager, and Cameraman Greg Moses report on legislative developments from the state capitol in Providence.

# VISION

James M. Cox founded Cox Enterprises, Inc. in 1898 with the purchase of a daily newspaper in Ohio. The company's pioneering vision would later lead it into the radio and TV broadcasting businesses and, in 1962, into cable TV. Today, Cox Enterprises is the majority shareholder of Cox Communications, which has grown to become one of the nation's largest broadband communications companies, delivering cable TV and a broad range of video, voice and Internet services over powerful broadband networks. Cox's broadband vision is executed every day by more than 20,000 employees, including Jeff Johnson (right), Network Operations Technician in Phoenix.



# RESULTS COX COMMUNICATIONS, INC.

| FINANCIAL HIGHLIGHTS *(Thousands of Dollars)* | 2001 | 2000 | 1999 |
|---|---|---|---|
| Revenues | $ 4,064,741[a] | $3,506,931 | $2,318,135 |
| Operating Cash Flow[b] | 1,568,969[a] | 1,377,322 | 901,189 |
| Net Income | 755,001 | 1,925,255 | 881,928 |
| Capital Expenditures | 2,205,451 | 2,188,168 | $1,154,527 |
| Total Assets | 25,061,436 | 24,720,824 | $26,614,497 |
| Debt | 8,417,675 | 8,543,762 | $6,375,795 |
| Employees (end of year) | 20,748 | 18,929 | 12,348 |
| Total Basic Customers | 6,237,888 | 6,193,317[c] | 5,136,184 |
| Operating Cash Flow Margin | 38.6%[a] | 39.3% | 38.9% |

(a) Revenues, operating cash flow and the operating cash flow margin for the year ended December 31, 2001 exclude a non-recurring net charge of $148.0 million related to the continuation of Excite@Home high-speed Internet services and the transition to Cox High-Speed Internet service. Please refer to the Pro Forma Operating Results on page 20 for additional details on this non-recurring net charge.

(b) Operating cash flow is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States. Cox defines operating cash flow as operating income before depreciation, amortization and gain on sale and exchange of cable systems.

(c) Customer counts give effect to the acquisition of cable systems from Multimedia in January 2000 and AT&T in March 2000, which totaled approximately 1 million customers.

# ONE SURE THING

## YOU Can Count On Cox Communications

# STRATEGY

Cox has long followed a simple but powerful strategy: leverage the power of our broadband networks to develop and deliver multiple services and revenue streams. We've led our industry in the deployment of broadband services and in providing consumers competitive choices. Nowhere is that more evident than in our development of telecommunications services for homes and businesses. We now offer commercial telecom solutions in 19 markets and residential telephony in nine markets, including Omaha, Nebraska, where Telephony Operations Supervisor Barbi Pelshaw (right) attends to Cox's telephone switch. In Omaha and Orange County, California, the first two markets to launch Cox Digital Telephone, marketwide penetration is an impressive 25%. In some areas of those markets where the service has been offered the longest, penetration is above 40%. With more than 450,000 phone customers companywide at the end of 2001 and more than 17 million calls processed each day, we're already the 12th largest phone company in the nation, and second largest in several of the states in which we offer the service.

While other companies are just now following our lead into telephony, we're well established in the telecom business and positioned for continued growth and leadership. As new phone technologies become commercially viable, we will have the ability to integrate them with our existing technology to enhance our reach into more communities and homes. Our new Internet Protocol (IP) network will enable us to offer Voice Over IP services, for instance. Further, with our investment largely behind us, we will be able to leverage our telephony expertise and infrastructure for continued growth with less capital outlay, ensuring continued and significant shareholder value.



Letter to Shareholders

# Dear Fellow Shareholders:

## As we mark Cox's 40th anniversary in cable TV this year, we celebrate the fact that the pioneering spirit and business acumen behind our entry into the business in 1962 still drive us today.

Cox's operations and the cable telecommunications business of 2002 bear scant resemblance to those early days of Community Antenna Television (CATV). However, we continue to operate by many of the ideals, principles and strategic sensibilities that have been at the center of our success for four decades: innovation, customer satisfaction, community service, measured risk-taking, value creation, and the power of smart decision-making. This business has been good to Cox and Cox shareholders, just as the company has been good for the industry and for our customers, who numbered approximately 6.2 million at the end of 2001.

Last year will forever be divided in our memories into two parts: pre- and post-September 11th. The post-September 11th world is different for all of us, and the horrible events of that day have put every aspect of our lives in a new perspective. At Cox, we take some comfort in the role that communications services and technology have played in helping our country through these difficult times. Cable networks quench customers' thirst for information from around the world and provide a touch of levity and escape when the news seems too weighty. Broadband services provide access to information from the four corners of the globe at lightning speed, from the comfort and safety of home. There is no doubt that telecommunications services have been reestablished as necessities in our lives; they're our connection to our loved ones and to our world. For all of us at Cox, the events of September 11th and since have reinforced the importance of an obligation we take very seriously – to provide our customers with powerful connections, in good times and bad.

## 2001 PRO FORMA RESULTS

Despite the worst economic slowdown in a decade, Cox achieved solid financial results in 2001 and made tremendous operational progress in several key areas. We generated strong pro forma revenues of $4.1 billion, a 14% increase over 2000. (Pro forma results exclude costs related to the one-time transition of Cox's high-speed Internet customers from the bankrupt Excite@Home to Cox's own service and network. For additional information, please refer to the 2001 Financial Results starting on page 19.) Pro forma operating cash flow (operating income before depreciation, amortization and gain on sale and exchange of cable systems), which we consider a key indicator of our financial performance, increased 12% over 2000 to $1.6 billion. Commercial business revenues increased 48% to $144.3 million. While the slow economy negatively affected our advertising sales operation, we nevertheless generated advertising revenues of $337.6 million, a decrease of 4% over a record year in 2000 that benefited from heavy election advertising.

Operationally, Cox made tremendous strides in 2001. In the midst of difficult economic times, the value of our advanced broadband services held strong, evidenced by continued consumer demand. We surpassed our aggressive goals for sales of digital cable, high-speed Internet and telephone services, adding 1.15 million advanced-service subscriptions, or Revenue Generating Units (RGUs), for a total of 2.7 million advanced-service RGUs.

Each of our three advanced services registered unprecedented growth in 2001. Cox Digital Cable grew by approximately 544,000 subscriptions, to a total of 1.4 million customers. It's now available to more than 93% of the homes in our service areas, and its penetration of total basic-cable customers is 22%. We added 402,000 high-speed Internet customers, ending the year with nearly 884,000 customers, an 83% increase over 2000. We are especially pleased with this growth considering the bankruptcy of our primary high-speed Internet provider, Excite@Home, and the



related acceleration in development of our own nationwide Internet Protocol (IP) network. We also experienced tremendous growth of Cox Digital Telephone. The service has achieved eight consecutive quarters of record growth and grew by 209,000 customers in 2001, to a total of more than 453,000 residential phone customers. We also registered 0.7% growth in our core basic-cable business, ending the year with more than 6.2 million basic customers.

## THE LEADER IN CABLE TELEPHONY

Cox leads the pack in delivering competitive choice in local phone service. In 1996 we began installing switches and other necessary equipment to be able to deliver phone calls over our broadband networks. Today, we offer local and long-distance service in nine markets, including our latest launch market, New Orleans. We feel we are nearing the end of the steep learning curve in this business, and we're beginning to see significant financial contribution from it. Many broadband companies have chosen not to enter the phone business; others lag behind in developing the service; and still others are awaiting commercial availability of other telephone technologies in development. Meanwhile, Cox is already well-established and successful in the phone business.



At the end of 2001, we were adding a net of 4,200 residential phone customers a week. Penetration across our telephone markets was 14% of telephony-ready homes and 18% of marketed homes. More mature telephone markets reached penetrations approaching 30%. In some neighborhoods where the service has been available for two years or longer, the penetration to total homes passed was above 40%. Further, we are very encouraged by the satisfaction levels of our phone customers and evidence that the service helps improve customer retention. Research indicates that 91% of Cox's phone customers would recommend the service to a friend. Further, customers in single-family homes subscribing to phone and one additional Cox service are 33% more likely than single-product customers to remain Cox customers. Finally, 3 out of 4 Cox Digital Telephone customers choose Cox as their long-distance provider.

Telephony is a vital piece of the full package of broadband services. Without it, a company can't truly provide its customers access to the full potential of broadband. At Cox, while we have more growth and learning ahead, we are well beyond the difficult, lengthy challenges of entering the telephony business. This puts us in an enviable position. Companies that are just now attempting to enter the business face a daunting path and, we believe, are years from making their visions a reality.

Cox is one of the two U.S. broadband cable companies widely offering facilities-based, circuit-switched telephony, and, thus, delivering customers a competitive choice as envisioned by the Telecommunications Act of 1996. The other company is AT&T Broadband, which certainly was in the spotlight for much of 2001. After long and careful due diligence, Cox made an offer for AT&T Broadband. We saw this as a unique opportunity to combine with a company with attractive properties and a similar strategy, and a great opportunity for value creation. Given our history of successfully integrating acquisitions, we believe we would have been able to take on the challenges successfully. While we were outbid for AT&T Broadband, we view the process as an affirmation of the power of broadband and of Cox's telephony strategy. We remain the premier provider of video, voice and Internet services in our communities and believe we have the best management teams and track record in our industry. Our strategy is well suited for long-term organic growth at our current size. We will remain vigilant but selective in exploring growth opportunities. To be the right opportunities for Cox, they should be a clear, strategic fit; complement our existing operations; have strong demographics and growth potential; and offer long-term benefits for all Cox stakeholders.

TOTAL REVENUES
*(Thousands of Dollars)*


$4,067
$3,507
$2,318
1999
2000
2001

*Total revenues were $4.1 billion in 2001, a 14% increase over 2000.*

## YOUR FRIEND IN THE DIGITAL AGE

Customers, of course, are one of those very important stakeholders, and serving them well is our top priority. Excellent customer service is multifaceted at Cox. It includes providing choice, convenience and value... giving customers a single stop to shop for multiple services... focusing not only on the services we offer, but on how we offer them... and realizing that we have an opportunity to make customers' lives a little more manageable, as well as more informed and enjoyable.

We intend to be our customers' "Friend in the Digital Age." Research reinforces that consumers expect service providers to not only deliver high technology, but to do so with a *human touch.* For many companies, that expectation presents a daunting dichotomy. However, at Cox, we long have focused not only on perfecting our advanced technology, but on making it relevant and simple for customers, and delivering it very efficiently with excellent service. There is always room for improvement, of course, and the attention has to be constant. Throughout 2002 and beyond, we will focus more intently than ever on continuously evaluating our customer care processes and ensuring that we're truly being a friend to our customers.

## THE BENEFITS OF BUNDLING

One of the chief ways to be a friend is to provide choices. We have led the industry in making multiple services available to our customers and delivering them over a single network –"bundling," as we call it. In 2001 we achieved a remarkable milestone, with more than 1 million customers now purchasing two or more of Cox's video, voice and Internet products, representing a 68% increase in bundled customers over 2000. Companywide, 17% of customers receive multiple services from Cox; in our telephone markets, bundled penetration rises to more than 25%. In areas where multiple services have been offered the longest, more than 40% of customers subscribe to a bundle. Bundling offers savings and the convenience of one-stop shopping for customers' communication and entertainment needs. For Cox, bundling yields reduced churn, operational efficiencies and a competitive advantage. Competitors simply can't match our ability to provide multiple advanced services over a single broadband network into the home.

## INTRODUCING COX HIGH-SPEED INTERNET

Tremendous attention and action were devoted to our high-speed Internet service in 2001. The bankruptcy of Excite@Home accelerated development of our own nationwide IP network. Realizing that having more control over our network and service would help ensure better customer service, reduce operating costs, and help us to deliver future services, we began planning the new network mid-year. Of course, we had not intended to complete it as quickly as forced by the Excite@Home bankruptcy. A large team of Cox people from all areas of the company spent several months consumed with building the network and services platform and then transitioning our Cox@Home customers to the new Cox High-Speed Internet service. We grew our high-speed Internet service over a period of six years, but transitioned more than 600,000 customers to the new service in only *four weeks!* It was a challenging task; however, thanks to the dedication and tirelessness of the Cox team and the patience and flexibility of many customers, the transition is complete. Now Cox High-Speed Internet customers have new and improved features, including robust local content and e-mail access anytime, from an Internet connection anywhere. And we now have more control over our network and products, which is advantageous for our company and our customers. Further, the investment to build our network will pay off in our ability to leverage it to continue offering a powerful Internet service, as well as new features and services in the coming years.



## COX BUSINESS SERVICES

Our self-reliant network will also benefit commercial customers. In 2002 and beyond, Cox Business Services (CBS) will leverage the Cox infrastructure to penetrate deeper into the small- and medium-sized business segments, as well as the education, government, carrier and hospitality markets.

CBS added 20,000 new business customers in 2001 and generated additional revenues by launching products including virtual private network services, web hosting and e-commerce solutions, a tiered-bandwidth Internet product branded Cox Business Internet, and enhanced Centrex and toll-free services. The CBS footprint expanded into eight additional Cox markets, for a total of 19 markets. As other telecommunications companies scaled back their coverage and offerings, Cox's reach expanded into commercial business districts, resort facilities, office parks and towers, including landmark new building access agreements with The Irvine Company in Orange County, California, and Park Place Resorts in Las Vegas, Nevada. We also earned many new school and university contracts. Public school systems in metro Phoenix; Las Vegas; New Orleans, Louisiana; and Santa Barbara, California are among the latest to choose Cox for high bandwidth, distance learning and remote access Internet technologies. In a landscape marred by failed competitive local exchange carriers, CBS stands out as a success story, having leveraged Cox's existing network, operational infrastructure, strong reputation and brand equity to serve the vast commercial telecommunications marketplace.

## NEW PRODUCT DEVELOPMENT

We will devote significant resources throughout 2002 to new product development. Having successfully expanded our network to deliver digital cable, high-speed Internet and telephone services, we now have a powerful platform on which to layer next-generation services. For instance, Video on Demand (VOD) offers tremendous growth opportunities. We've launched VOD in two markets and plan to expand it into seven new markets throughout 2002, making it available to more than 40% of our homes passed. Also, we are working on other new potential services and features that include high-definition TV (HDTV) and interactive television. We have launched trials of home networking and home security services, which we think are a natural for a broadband company given our established infrastructure of call centers, service vehicles and billing relationships. As we explore new services, we will balance the urgency of launching them with a prudent, measured approach, ensuring they are developed and introduced in the most effective way.

## STRENGTH OF MANAGEMENT

As we launch new services and continue to expand existing services, we rely on a powerful asset: the strength of Cox's management in all areas. On our corporate staff and across our local operations, our management teams average 15 years of experience with Cox. That depth of expertise has been key to our successes over the years and is a powerful asset for future growth and achievement. In our field locations, 10 of the 12 most recent vacancies for General Managers have been filled from within the company, at once providing continuity *and* new ideas and approaches. In 2001, two widely respected Cox veterans retired as GMs. Dorothy Lovfald retired after 30 years at the Humboldt, California system, while Ron Hammaker retired as GM of the Cleveland, Ohio system after 19 years. Their successors were promoted from within the company – Keith Crossley in Humboldt and Kevin Haynes in Cleveland – and are continuing Dorothy and Ron's history of excellent management. We also have named two other new GMs in the past year: Mark Lipford in Las Vegas and Mike Giampietro in Gainesville/Ocala, Florida.

Ray Nagin, formerly GM of our New Orleans operation, recently answered the call of public service when he ran for and was elected Mayor of New Orleans. While we will miss him at Cox, we strongly believe that our loss is a gain for the city and its residents. Ray's leadership ability, intelligence, determination and strong sense of community stewardship were hallmarks of his long career at Cox and are certain to be assets as he tackles new challenges. We commend his desire to serve his hometown, and wish him well.

ADVANCED BROADBAND SERVICES

*(Revenue Generating Units)*



Digital Cable
High-Speed Internet
Digital Telephone
2,723,173
1,568,424
554,025
1999
2000
2001


*Cox's digital cable, high-speed Internet and residential telephone services grew significantly in 2001. Advanced-services revenue generating units (RGUs) increased 74% to 2.7 million*

Throughout Cox, we are fortunate to have accomplished, visionary leadership. In 2001, those leaders and their teams delivered some notable achievements. For instance, through the innovation and initiative of the Phoenix team, Cox has established for the first time a common set of video and data services and rates throughout the vast Phoenix market, delivering a competitive advantage for Cox and exciting new choices for customers. It was a year of consistent, stellar operational and financial performance in some of our other large systems including San Diego and Orange County, California; Las Vegas; Hampton Roads, Virginia; and Omaha, Nebraska. In Omaha, for example, the Cox team has driven the availability of Cox Digital Telephone and other advanced services deep into the market, with resoundingly positive response from customers.

Our New England operation generated strong growth despite serving markets with predominantly flat housing growth. The Cox team did so by relying on efficient, effective marketing, and by expertly leveraging the New England operation's wide availability of video, voice and Internet services and upgraded networks.


COX
OMMUNICATIONS
193
www.cox.com/phoenix

In Baton Rouge, Louisiana, Cox struck a partnership with Louisiana State University by which we're building an on-campus network that will generate significant revenue and penetration growth, and lay a foundation for a long-term, mutually beneficial relationship with the university. We also have a similarly beneficial partnership with Mercer University in Macon, Georgia. In Oklahoma in 2001, the Cox team completed the integration of our Oklahoma City system with operations acquired throughout the state during the previous two years, yielding numerous efficiencies and growth opportunities. Likewise, our Kansas properties, acquired in 2000, also have successfully completed a statewide integration.

Throughout the company in 2001, we undertook several other productivity initiatives that yielded numerous efficiencies. Teams focused on goals including reducing churn, reducing call volume to call centers, and reducing service calls. Through these initiatives, new ideas were generated and shared across the company, and they've generated efficiencies and cost savings totaling multiple millions of dollars, while maintaining our high customer care standards.

At the end of 2001, we had completed 81% of our network upgrades to 750 MHz or greater bandwidth, and more than 91% of our network was two-way interactive. Companywide, we expect 89% of our upgrades to be complete by the end of 2002 and 96% of the network to be two-way. In our large metro operations, which serve more than 80% of our customers, network upgrades are on track to be 96% complete by the end of 2002. This paves the way for our customers to access innovative new features and increased availability of advanced services.



James C. Kennedy



James O. Robbins

## ONE SURE THING

In the wake of recent, well-publicized bankruptcies, investors are questioning the credibility of corporate America. As the reverberations ripple through board rooms and living rooms everywhere, the fallout certainly will heighten the scrutiny of corporations' financial dealings. At Cox, we are steeped in a long tradition of financial stability and integrity – a legacy dating back to the founding of our majority shareholder, Cox Enterprises, more than a century ago. We have always maintained the highest standards in our relationships with investors, customers and employees, and will continue to uphold that pledge in 2002 and beyond.

We expect 2002 to be consistently similar to the past few years at Cox – solid growth and sound execution. Certainly, we face new challenges every year, including the dramatic increase in programming costs and continued competitive pressure. However, we approach our challenges and opportunities with the same determined resolve that has forever been a hallmark of our company. In 2002, we will focus on developing new products, delivering existing products to more and more customers, and continuing to improve customer care. We will strive to perfect the new Cox High-Speed Internet service, realizing the efficiencies of controlling our own network. We will continue to provide competitive choice and demonstrate effectively to customers why Cox is their best provider for video, voice and Internet services. We will continue to leverage the technological superiority of our broadband network, geographically well-clustered markets, excellent management, and the most talented employees in the business. Above all, we will continue to provide value and prove that Cox is *One Sure Thing* you can count on.

Thank you for your continued trust, patronage and support.

Sincerely,

James C. Kennedy,
Chairman of the Board

James O. Robbins,
President and Chief Executive Officer

March 4, 2002


















# Cox Communications Company Overview

## Cable Television

Our core business is delivering cable programming. We are the nation's fifth largest cable provider, serving 6.2 million customers in 23 states. In addition to traditional cable television service, we also offer Cox Digital Cable, an advanced video service featuring expanded programming choices, digital-quality picture and sound, and enhanced viewing control. For a list of Cox markets, please see page 32.

## Residential Telecommunications

Cox Digital Telephone is a reliable, competitively priced alternative for local and long-distance service. The extensive capacity of our facilities-based network allows Cox Digital Telephone to deliver customers numerous advantages over traditional telephone service, including second lines at significant savings.

## Commercial Telecommunications

Through Cox Business Services, we offer commercial customers a wide range of telecommunications services, including local and long-distance telephone, data transport networks, Internet access and work-at-home solutions.

## High-Speed Internet Access

Through Cox High-Speed Internet service, customers enjoy powerful and robust cable modem connections to the vast offerings of the Internet at a substantially faster speed than via telephone modems.

## Advertising

CableRep Advertising sells local advertising time on more than 40 cable networks in over 30 U.S. markets, including Cox systems and those of other cable companies, and reaches approximately 8.5 million cable customers. The company also acts as the sales agent for various local news channels and broadcast affiliates.

*Cox's telephone, high-speed Internet, digital cable and commercial services are currently available in select areas.*

## Our Heritage

Cox Enterprises, Inc., the majority shareholder of Cox Communications, began with the 1898 purchase of the *Dayton* (Ohio) *Evening News* by James M. Cox, who would later serve three terms as Governor of Ohio and was the Democratic candidate for U.S. President in 1920. The company Governor Cox founded eventually purchased additional newspapers, radio and television stations, cable TV systems and automobile auctions. Today, privately held Cox Enterprises maintains significant holdings in each of those businesses, as well as numerous related ventures, and has revenues approaching $9 billion.

---

Special thanks to all of the Cox employees pictured in this annual report. Those not previously identified are – Page 9: Karen Brewer, Michele Costanzo, Cathy Rogers and Gordon Krentz, Omaha. Page 10: Peter Carberry, Phoenix. Page 12: John Kelly, Omaha. Page 16: Eric Enlow, Phoenix; Mark Raes, Mary Hamilton, James Menephee, Virginia Lara, Nara Porras, Al Castillo, and Joe Peters, Omaha; Vinnie Brown, Deb Weinreich Ventrone, José M. Lozada, Brandy Arruda, and Peter Christensen, New England.

## Board of Directors



**James C. Kennedy, Chairman**
*Chairman and Chief Executive Officer, Cox Enterprises, Inc.*



**Janet M. Clarke**
*Former Chairman, KnowledgeBase Marketing, Inc., and Former Executive Vice President, Young & Rubicam*



**David E. Easterly**
*Vice Chairman, Cox Enterprises, Inc.*



**Robert C. O'Leary**
*Executive Vice President and Chief Financial Officer, Cox Enterprises, Inc.*



**James O. Robbins**
*President and Chief Executive Officer, Cox Communications, Inc.*



**Rodney W. Schrock**
*President and Chief Executive Officer, Panasas, Inc.*



**Hon. Andrew J. Young**
*Chairman of the Board, GoodWorks International LLC, former Mayor of Atlanta, former U.S. Ambassador to the United Nations*

## Corporate Officers

James C. Kennedy
*Chairman, Cox Communications, Inc., Chairman and Chief Executive Officer, Cox Enterprises, Inc.*

James O. Robbins
*President and Chief Executive Officer*

Patrick J. Esser
*Executive Vice President, Operations*

Jimmy W. Hayes
*Executive Vice President, Finance and Administration Chief Financial Officer*

Christopher J. Bowick
*Senior Vice President, Engineering Chief Technical Officer*

Dallas S. Clement
*Senior Vice President, Strategy and Development*

Mae A. Douglas
*Senior Vice President and Chief People Officer*

John M. Dyer
*Senior Vice President, Operations*

James A. Hatcher, Esq.
*Senior Vice President, Legal and Regulatory Affairs*

Scott A. Hatfield
*Senior Vice President and Chief Information Officer*

Claus F. Kroeger
*Senior Vice President, Operations*

Preston B. Barnett
*Vice President, Tax*

Jill Campbell
*Vice President, Operations*

Susan W. Coker
*Treasurer*

Ellen M. East
*Vice President, Communications and Investor Relations*

Kimberly C. Edmunds
*Vice President, Customer Service*

Lynne E. Elander
*Vice President, Video Product Management*

F. William Farina
*Vice President, Advertising Sales*

William J. Fitzsimmons
*Vice President, Accounting and Financial Planning Chief Accounting Officer*

Roy A. Frederickson
*Vice President, Product Development*

John G. Hildebrand
*Vice President, Multimedia Technology*

Jayson R. Juraska
*Vice President, Business Development*

Hugh A. McCarley
*Vice President, Engineering Technology*

Charles H. McElroy
*Vice President and General Manager, Cox Business Services*

Andrew A. Merdek, Esq.
*Corporate Secretary*

Richard A. Mueller
*Vice President, Network Planning, Engineering and Operations*

Alexander V. Netchvolodoff
*Vice President, Public Policy*

Carrington F. Phillip, Esq.
*Vice President, Regulatory Affairs*

David Pugliese
*Vice President, Sales and New Product Management*

James H. Renken
*Vice President, Operations Support*

Jay A. Rolls
*Vice President, Data Engineering*

Joseph J. Rooney
*Vice President, Marketing*

Robin H. Sangston, Esq.
*Vice President and Assistant General Counsel*

John P. Spalding, Esq.
*Vice President and Assistant General Counsel*

Shauna J. Sullivan, Esq.
*Assistant Secretary*

Mark S. Williams
*Vice President, Operations Engineering*

Robert C. Wilson
*Vice President, Programming*

Albert W. Young
*Vice President, Telephony Engineering*

## Local Management

*Unless otherwise noted, each of the following holds the position of Vice President/General Manager of the operation listed.*

Philip C. Ahlschlager, *North Carolina*
Janet H. Barnard, *Omaha, NE*
David A. Bialis, *Oklahoma*
Gregory Bicket, *New England*
Franklin R. Bowers, *Hampton Roads, VA*
Leo W. Brennan, *Orange County, CA*
Paul Cronin, *Acting GM, New Orleans, LA*
Keith N. Crossley, *Humboldt, CA*
J. Michael Dyer, *Middle Georgia*
William K. Geppert, *San Diego, CA*
Mike Giampietro, *Gainesville/Ocala, FL*
L. Keith Gregory, *Pensacola/Ft. Walton Beach, FL*
Kevin H. Haynes, *Cleveland, OH*
Richard A. Hook, *Middle America*
Donald J. Karell, *Kansas*
Mark F. Lipford, *Las Vegas, NV*
Catherine McCollough, *Roanoke, VA*
Gary T. McCollum, *Northern Virginia*
Julie O. McGovern, *Santa Barbara/Bakersfield, CA*
J. Stephen Rizley, *Phoenix, AZ*
Gretchen H. Shine, *Tucson/Sierra Vista, AZ*
Jacqui D. Vines, *Baton Rouge, LA*
Connie S. Wharton, *West Texas*

# 2001 Financial Results



Cox is presenting condensed consolidated financial information in this Summary Annual Report. In addition, Cox is presenting pro forma financial information as an alternative for understanding its operating results. The pro forma operating results are not necessarily indicative of operating results that would have occurred if the transactions summarized herein had not occurred on the dates indicated, and may be different from pro forma measures used by other companies. In addition, the pro forma operating results are not necessarily indicative of the results of Cox's future operations. For comprehensive financial data presented in accordance with generally accepted accounting principles, please refer to Cox's Annual Report on Form 10-K. This Summary Annual Report includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, but are not limited to, statements relating to Cox's future plans, earnings, objectives, expectations, performance, and similar projections, as well as any facts or assumptions underlying these statements or projections. These forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from historical results or those Cox anticipates. Factors that could have a material and adverse impact on Cox's business are identified in the discussion of risk factors in the company's Annual Report on Form 10-K. Cox undertakes no obligation to release publicly any revisions to forward-looking statements made in the Summary Annual Report to reflect events or circumstances after the date of this Summary Annual Report or to reflect the occurrence of unanticipated events.

# Unaudited Pro Forma Operating Results

| Year ended December 31 (Thousands of Dollars) | 2001 Historical | Pro Forma Adjustments | 2001 Pro Forma | 2000 Pro Forma[a] |
|---|---|---|---|---|
| **Revenues** | | | | |
| Residential | | | | |
| Video | $3,036,799 | $ – | $3,036,799 | $2,824,193 |
| Data | 277,921 | 7,776[b] | 285,697 | 138,404 |
| Telephony | 207,933 | – | 207,933 | 106,123 |
| Other | 62,458 | (10,004)[c] | 52,454 | 54,120 |
| **Total residential revenues** | 3,585,111 | (2,228) | 3,582,883 | 3,122,840 |
| Commercial | 144,279 | – | 144,279 | 97,807 |
| Advertising | 337,579 | – | 337,579 | 352,692 |
| **Total revenues** | 4,066,969 | (2,228) | 4,064,741 | 3,573,339 |
| **Costs and expenses** | | | | |
| Programming costs | 971,108 | – | 971,108 | 874,389 |
| Selling, general and administrative | 1,674,903 | (150,239)[d] | 1,524,664 | 1,295,839 |
| **Total costs and expenses** | 2,646,011 | (150,239) | 2,495,772 | 2,170,228 |
| **Operating cash flow** | $1,420,958 | $148,011 | $1,568,969 | $1,403,111 |

(a) The pro forma operating results for the year ended December 31, 2000 give effect to the acquisition of cable systems from Multimedia and AT&T as though they had occurred on January 1, 2000.

(b) The pro forma data revenue adjustment represents a one-time payment in excess of Excite@Home's original contractual fees of approximately $7.8 million for the continuation of high-speed Internet services for October and November.

(c) The pro forma other revenue adjustment represents a one-time gain of approximately $10.0 million related to the reversal of certain deferred amounts resulting from Cox's transition to Cox High-Speed Internet service.

(d) The pro forma selling, general and administrative expense adjustment represents a one-time non-recurring net charge of $150.2 million related to the December 2001 payment of $160.0 million to Excite@Home for the continuation of high-speed Internet services through February 2002, net of the portion of that payment attributable to services that will be provided, and hence to be recognized, in January and February 2002.

# Unaudited Pro Forma Financial Highlights

The pro forma operating results for the year ended December 31, 2001 discussed below exclude a one-time non-recurring net charge of $148.0 million related to the continuation of Excite@Home high-speed Internet service and the transition to Cox High-Speed Internet service. In September 2001, Excite@Home filed for protection under Chapter 11 of the U.S. Bankruptcy Code. Subsequently, Cox and Excite@Home entered into two separate agreements so that Cox would continue to receive high-speed Internet access services from Excite@Home for existing and new customers through February 28, 2002, and so that Excite@Home would provide minimal services to Cox related to the transition to Cox High-Speed Internet service. Please refer to the Pro Forma Operating Results for additional details on the components of this non-recurring net charge.

The pro forma operating results for the year ended December 31, 2000 give effect to the January 2000 acquisition of cable systems from Multimedia Cablevision, Inc. and the March 2000 acquisition of cable subsidiaries from AT&T Corp. as though they had occurred on January 1, 2000.

Total revenues for the twelve months ended December 31, 2001 were $4,064.7 million, a 14% increase over revenues of $3,573.3 million for the twelve months ended December 31, 2000. Total residential revenues for the twelve months ended December 31, 2001 increased 15% to $3,582.9 million compared to the same period in 2000. Basic customers were 6,237,888, a 0.7% increase over December 31, 2000.

Residential video revenues increased to $3,036.8 million for the year ended December 31, 2001, an 8% increase over the comparable period in 2000, primarily due to basic and digital customer growth and rate increases implemented in the first quarter of 2001. Residential data and telephony revenues for the twelve months ended December 31, 2001 increased to $285.7 million and $207.9 million, respectively, from $138.4 million and $106.1 million, respectively, primarily due to customer growth.

Commercial revenues for the twelve months ended December 31, 2001 increased to $144.3 million from $97.8 million due to growth in both high-speed data and telephony customers. Advertising revenues decreased 4% to $337.6 million, reflecting a general economic slowdown affecting local and national advertising sales.

Programming costs were $971.1 million for the twelve months ended December 31, 2001, an increase of 11% over the same period in 2000 due to programming rate increases implemented in January 2001, digital customer growth and channel additions. Selling, general and administrative expenses for the twelve months ended December 31, 2001 increased 18% to $1,524.7 million due primarily to marketing costs related to campaigns aimed at enhancing customer awareness of new services and bundling alternatives and other costs, including increased employee headcount, associated with the continued rollout of residential and commercial digital video, high-speed data and telephony services.

Operating cash flow is not a measure of performance calculated in accordance with accounting principles generally accepted in the United States. However, Cox believes that operating cash flow is useful to investors in evaluating its performance because it is a commonly used financial analysis tool for measuring and comparing cable companies in several areas, including liquidity, operating performance and leverage. Cox defines operating cash flow as operating income before depreciation, amortization, and gain on sale and exchange of cable systems. Operating cash flow increased 12% to $1,569.0 million for the year ended December 31, 2001. The operating cash flow margin (operating cash flow as a percentage of revenues) for the year ended December 31, 2001 was 38.6%, a slight decrease from 39.3% for the comparable period in 2000. Operating cash flow, as Cox defines this term, should not be considered as an alternative to net income, as an indicator of Cox's performance or as an alternative to net cash provided by operating activities as a measure of liquidity, and may not be comparable to similarly titled measures used by other companies.

# Independent Auditors' Report

To the Board of Directors and Shareholders of
Cox Communications, Inc.

We have audited the consolidated balance sheets of Cox Communications, Inc. (Cox) as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. Such consolidated financial statements and our report thereon dated March 14, 2002, which expresses an unqualified opinion and includes an explanatory paragraph related to Cox's adoption of Statement of Financial Accounting Standards No. 133 (which are not included herein), are included in Cox's 2001 Annual Report on Form 10-K. The accompanying condensed consolidated financial statements are the responsibility of Cox's management. Our responsibility is to express an opinion on such condensed consolidated financial statements in relation to the basic consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets as of December 31, 2001 and 2000, and the related condensed consolidated statements of income and of cash flows for each of the three years in the period ended December 31, 2001, is fairly stated in all material respects in relation to the basic consolidated financial statements from which it has been derived.

Deloitte & Touche LLP

DELOITTE & TOUCHE LLP
Atlanta, Georgia
March 14, 2002

*CONDENSED CONSOLIDATED*

# Balance Sheets

| As of December 31 (THOUSANDS OF DOLLARS) | 2001 | 2000 |
|---|---|---|
| **ASSETS** | | |
| Cash | $ 86,860 | $ 78,442 |
| Accounts and notes receivable, less allowance for doubtful accounts of $33,514 and $25,636 | 421,111 | 358,348 |
| Net plant and equipment | 7,127,908 | 5,916,425 |
| Investments | 3,515,233 | 3,896,412 |
| Deferred charges | 13,510,894 | 13,951,246 |
| Amounts due from Cox Enterprises, Inc. (CEI) | 13,245 | 5,808 |
| Other assets | 386,185 | 514,143 |
| Total assets | $25,061,436 | $24,720,824 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Accounts payable and accrued expenses | $ 674,426 | $ 714,191 |
| Deferred income taxes | 4,538,288 | 4,592,655 |
| Other liabilities | 470,397 | 372,085 |
| Debt | 8,417,675 | 8,543,762 |
| Total liabilities | 14,100,786 | 14,222,693 |
| Minority interest in equity of consolidated subsidiaries | 129,121 | 126,447 |
| Cox-obligated capital and preferred securities of subsidiary trusts | 1,155,738 | 1,155,411 |
| Shareholders' equity | | |
| Series A preferred stock – liquidation preference of $22.1375 per share, $1 *par value; 10,000,000 shares of preferred stock authorized;* shares issued and outstanding: 4,836,372 | 4,836 | 4,836 |
| Class A common stock, $1 par value; 671,000,000 shares authorized; shares issued: 578,493,107 and 577,725,528; shares outstanding: 572,994,707 and 572,227,128 | 578,493 | 577,726 |
| Class C common stock, $1 par value; 62,000,000 shares authorized; shares issued and outstanding: 27,597,792 | 27,598 | 27,598 |
| Additional paid-in capital | 3,891,157 | 3,872,726 |
| Retained earnings | 4,912,461 | 4,157,460 |
| Accumulated other comprehensive income | 473,135 | 787,816 |
| Class A common stock in treasury, at cost: 5,498,400 shares | (211,889) | (211,889) |
| Total shareholders' equity | 9,675,791 | 9,216,273 |
| Total liabilities and shareholders' equity | $25,061,436 | $24,720,824 |

*CONDENSED CONSOLIDATED*

# Income Statements

| Year ended December 31<br>(THOUSANDS OF DOLLARS, EXCLUDING SHARE DATA) | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Revenues** | $4,066,969 | $3,506,931 | $2,318,135 |
| **Costs and expenses** | | | |
| Programming costs | 971,108 | 855,757 | 561,343 |
| Selling, general and administrative | 1,674,903 | 1,273,852 | 855,603 |
| Depreciation | 1,185,793 | 873,405 | 550,651 |
| Amortization | 353,418 | 363,082 | 165,049 |
| Gain on sale and exchange of cable systems | – | – | (77,361) |
| **Operating income (loss)** | (118,253) | 140,835 | 262,850 |
| Interest expense | (565,934) | (550,824) | (305,736) |
| Loss on derivative instruments, net | (211,963) | – | – |
| Equity in net losses of affiliated companies | (40,043) | (7,294) | (90,477) |
| Gain on investments, net | 1,151,172 | 3,281,986 | 1,569,389 |
| Other, net | (11,882) | 7,411 | 44,462 |
| **Income before income taxes, minority interest and cumulative effect of change in accounting principle** | 203,097 | 2,872,114 | 1,480,488 |
| Income tax expense | 94,039 | 877,031 | 579,965 |
| **Income before minority interest and cumulative effect of change in accounting principle** | 109,058 | 1,995,083 | 900,523 |
| Minority interest, net of tax | (71,147) | (69,828) | (18,595) |
| **Income before cumulative effect of change in accounting principle** | 37,911 | 1,925,255 | 881,928 |
| Cumulative effect of change in accounting principle, net of tax | 717,090 | – | – |
| **Net income** | $ 755,001 | $1,925,255 | $ 881,928 |
| **Share data** | | | |
| **Basic net income per share** | | | |
| Basic weighted-average shares outstanding | 600,365,787 | 601,951,744 | 572,608,878 |
| Income before cumulative effect of change in accounting principle | $ 0.06 | $ 3.20 | $ 1.54 |
| Cumulative effect of change in accounting principle | 1.20 | – | – |
| Basic net income per share | $ 1.26 | $ 3.20 | $ 1.54 |
| **Diluted net income per share** | | | |
| Diluted weighted-average shares outstanding | 608,816,689 | 608,548,749 | 583,081,565 |
| Income before cumulative effect of change in accounting principle | $ 0.06 | $ 3.16 | $ 1.51 |
| Cumulative effect of change in accounting principle | 1.18 | – | – |
| Diluted net income per share | $ 1.24 | $ 3.16 | $ 1.51 |

NOTE: Certain amounts in the 2000 and 1999 financial statements have been reclassified for comparison purposes.

*CONDENSED CONSOLIDATED*

# Statements of Cash Flows

| Year ended December 31 (THOUSANDS OF DOLLARS) | 2001 | 2000 | 1999 |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Net income | $ 755,001 | $ 1,925,255 | $ 881,928 |
| Adjustments to reconcile net income to net cash provided by operating activities, net of effects of acquisitions: | | | |
| Depreciation and amortization | 1,539,211 | 1,236,487 | 715,700 |
| Gain on sale and exchange of cable systems, net | – | – | (77,361) |
| Loss on derivative instruments, net | 211,963 | – | – |
| Equity in net losses of affiliated companies | 40,043 | 7,294 | 90,477 |
| Gain on investments, net | (1,151,172) | (3,281,986) | (1,569,389) |
| Deferred income taxes | (306,814) | 451,004 | 366,579 |
| Minority interest, net of dividends paid | 71,147 | 63,227 | 15,845 |
| Cumulative effect of change in accounting principle, net of tax | (717,090) | – | – |
| (Increase) decrease in accounts and notes receivable | 848 | (156,278) | 28,719 |
| (Increase) decrease in prepaid expenses | (40,324) | 28,629 | (117,076) |
| Increase (decrease) in accounts payable and accrued liabilities | (30,363) | 204,009 | 104,864 |
| Increase (decrease) in other liabilities | 42,539 | 65,297 | (43,673) |
| Increase (decrease) in taxes payable | 328,541 | (231,631) | 33,436 |
| Other, net | 55,238 | (5,060) | (28,087) |
| Net cash provided by operating activities | 798,768 | 306,247 | 401,962 |
| **Cash flows from investing activities** | | | |
| Capital expenditures | (2,205,451) | (2,188,168) | (1,154,527) |
| Investments in affiliated companies | (53,991) | (83,252) | (30,955) |
| Proceeds from the sale and exchange of investments | 1,316,192 | 2,859,872 | 987,084 |
| Payments for purchases of cable systems | (1,495) | (2,777,717) | (3,522,412) |
| (Increase) decrease in amounts due from CEI | (7,437) | 109,013 | (114,821) |
| Other, net | (1,160) | 3,235 | (13,938) |
| Net cash used in investing activities | (953,342) | (2,077,017) | (3,849,569) |
| **Cash flows from financing activities** | | | |
| Revolving credit and commercial paper borrowings (repayments), net | (801,385) | 1,013,672 | (862,443) |
| Proceeds from issuance of debt, net of debt issuance costs, and capital and preferred securities of subsidiary trusts | 1,405,887 | 2,539,747 | 4,330,323 |
| Repayment of debt | (386,728) | (1,504,010) | (196,875) |
| Decrease in amounts due to CEI | – | – | (170,596) |
| Proceeds from issuance of Class A common stock, net of offering costs | 10,595 | 21,954 | 347,240 |
| Repurchase of Class A common stock | – | (211,889) | – |
| Distributions paid on capital and preferred securities of subsidiary trusts | (75,955) | (82,260) | – |
| Other, net | 10,578 | 38,685 | 2,667 |
| Net cash provided by financing activities | 162,992 | 1,815,899 | 3,450,316 |
| Net increase in cash | 8,418 | 45,129 | 2,709 |
| Cash at beginning of period | 78,442 | 33,313 | 30,604 |
| Cash at end of period | $ 86,860 | $ 78,442 | $ 33,313 |

## Investments

Cox has made substantial investments in companies focused on cable programming, technology and telecommunications. The following summarizes Cox's significant investments:

*Discovery Communications, Inc.* Discovery provides nature, science and technology, history, exploration and adventure programming, and is distributed to customers in virtually all cable homes in the U.S. The principal businesses of Discovery are the advertiser-supported basic cable networks The Discovery Channel, The Learning Channel, Animal Planet Network, The Travel Channel and Discovery Europe, and the retail businesses of Discovery.com. In addition, through internally generated funding, investments are being made by Discovery in building a documentary programming library. Cox owned a 24.6% equity interest in Discovery at December 31, 2001.

*Excite@Home/AT&T Corp.* In August 2000, Cox consummated an agreement with Excite@Home and AT&T pursuant to which the ownership, voting control and management of Excite@Home were restructured. In January 2001, Cox exercised its right to sell Excite@Home shares to AT&T. However, Cox and AT&T agreed to restructure the transaction to provide a more favorable tax structure for AT&T, and in May 2001, AT&T issued 75.0 million shares of AT&T common stock to Cox, which satisfied Cox's right to sell its Excite@Home shares to AT&T in full. Cox recognized a $307.4 million pre-tax gain in the second quarter of 2001 associated with the exercise and satisfaction of the right-to-sell agreement.

Also in May 2001, Cox completed a private placement of 25.0 million shares of its AT&T common stock for net proceeds of $525.5 million, which approximated the fair value of these shares. In addition, Cox tendered 15.0 million shares of AT&T common stock for approximately 17.6 million shares of AT&T Wireless common stock in a registered exchange offer and recognized a nominal pre-tax loss. In July 2001, Cox received a stock dividend from AT&T of approximately 11.3 million shares of AT&T Wireless common stock, as a result of AT&T's split-off of AT&T Wireless. During 2001, Cox sold 5.0 million shares of AT&T Wireless common stock in open-market transactions for net proceeds of approximately $83.1 million and recognized a pre-tax loss of approximately $6.5 million.

In June 2001, Cox entered into a costless equity collar arrangement to manage its exposure to market price fluctuations in 10.0 million shares of its AT&T Wireless common stock. During 2001, Cox entered into two costless equity collar arrangements to manage its exposure to market price fluctuations in 22.5 million shares of its AT&T common stock. Cox pledged 10 million AT&T Wireless shares and 22.5 million AT&T shares as collateral for these collar transactions and, in accordance with the collar agreements, Cox deposited 7.2 million AT&T Wireless shares received in connection with the AT&T Wireless split-off in July 2001 as additional collateral under the AT&T collar transactions.

Subsequent to December 31, 2001, Cox terminated all three of these collar transactions and received aggregate proceeds of approximately $112.8 million. In connection with the terminations, Cox also sold the 22.5 million shares of AT&T common stock and 17.2 million shares of the AT&T Wireless common stock covered by these collar transactions for aggregate net proceeds of approximately $527.0 million. In addition, Cox sold 12.5 million shares of AT&T common stock and 6.7 million shares of AT&T Wireless common stock that were not covered by collar transactions for aggregate net proceeds of approximately $263.8 million. As a result, Cox no longer holds any shares of AT&T common stock or AT&T Wireless common stock.

At December 31, 2001, Cox owned 35.0 million shares of AT&T common stock and 23.9 million shares of AT&T Wireless common stock. The estimated fair value of Cox's interests in AT&T and AT&T Wireless were approximately $634.9 million and $343.5 million, respectively. AT&T Wireless share information reflects the redemption and exchange of AT&T Wireless Group tracking stock for AT&T Wireless common stock as part of the AT&T Wireless split-off from AT&T in July 2001.

*Cox Interactive Media Joint Ventures.* Cox has invested in a series of local joint ventures with Cox Interactive Media, Inc., an indirect wholly-owned subsidiary of Cox Enterprises, Inc. (CEI), to develop, operate and promote advertising-supported local Internet content, or *City Sites,* in the markets where Cox operates cable systems featuring high-speed Internet access. Cox owned a 49% equity interest in the joint ventures at December 31, 2001. Cox Interactive Media owns the remaining interest in these joint ventures and is responsible for the day-to-day operations.

*Sprint PCS.* Sprint Corp. offers personal communications services through its PCS group. At December 31, 2001, Cox's investment in Sprint PCS was comprised of 91.9 million shares of Sprint PCS common stock – Series 2 and warrants and convertible preferred stock which are exercisable for, or convertible into, approximately 10.3 million shares of Sprint PCS common stock – Series 2. Of the shares of Sprint PCS common stock owned by Cox, approximately 47.2 million shares are identified with Cox's exchangeable subordinated debentures, the PRIZES, Premium Phones and Discount Debentures.

In January 2001, Cox entered into a series of prepaid forward contracts to sell up to 19.5 million shares of its Sprint PCS common stock. In contemplation of this transaction, Cox recognized a $239.3 million pre-tax gain associated with a one-time reclassification of the 19.5 million shares of Cox's investment in Sprint PCS common stock from available-for-sale securities to trading securities upon adoption of Statement of Financial Accounting Standards (SFAS) No. 133, *Accounting for Derivative Instruments and Hedging Activities.* Cox recognized an aggregate pre-tax gain of $77.4 million on these trading securities as a result of the change in their fair value during the year ended December 31, 2001.

In 2001, Cox entered into a series of costless equity collar arrangements to manage its exposure to market price fluctuations in approximately 15.8 million shares of its Sprint PCS common stock with an aggregate fair value of $350.1 million. Also during 2001, Cox sold a total of 12.8 million shares of its Sprint PCS common stock for net proceeds of approximately $318.2 million and recognized a pre-tax gain of $213.5 million.

Subsequent to December 31, 2001, Cox terminated its series of collar arrangements and received aggregate proceeds of approximately $151.6 million. In connection with the terminations, Cox also sold the 15.8 million shares of Sprint PCS common stock covered by the collar arrangements for aggregate proceeds of approximately $155.9 million. In addition, Cox sold 9.4 million shares of Sprint PCS common stock that were not covered by collar arrangements for aggregate proceeds of approximately $82.8 million.

The estimated fair value of Cox's investment in Sprint PCS was $2,444.3 million and $2,330.3 million at December 31, 2001 and December 31, 2000, respectively.

*Outdoor Life/Speedvision.* In July 2001, Cox sold its interests in Outdoor Life Network, L.L.C., Speedvision Network, L.L.C. and Cable Network Services, L.L.C. to Fox Sports CNS, L.L.C. for an aggregate cash purchase price of $439.7 million and recognized a pre-tax gain of $436.1 million.

## Results of Operations

### 2001 compared with 2000

Total revenues for the year ended December 31, 2001 were $4,067.0 million, a 16% increase over revenues of $3,506.9 million for the year ended December 31, 2000. This increase includes the effects of:

- residential digital video customer growth;
- rate increases implemented primarily in the first quarter of 2001 resulting from increased programming costs and inflation, as well as increased channel availability; and
- growth in both residential and commercial high-speed Internet access and telephony customers;
- partially offset by a decrease in local and national advertising sales resulting from a general economic slowdown.

Programming costs were $971.1 million for the year ended December 31, 2001, an increase of 13% over the same period in 2000. This increase is primarily due to programming rate increases implemented in January 2001, digital customer growth and channel additions. Selling, general and administrative expenses for the year ended December 31, 2001 increased 31% to $1,674.9 million due primarily to:

- marketing costs related to campaigns aimed at enhancing customer awareness of new services and bundling alternatives;
- other costs, including increased employee headcount, associated with the continued rollout of residential and commercial digital video, high-speed Internet access and telephony services; and
- a one-time, non-recurring net charge of $150.2 million associated with the continuation of Excite@Home high speed Internet service and the transition to Cox High-Speed Internet service.

Depreciation and amortization increased to $1,539.2 million for the year ended December 31, 2001, from $1,236.5 million for the comparable period in 2000 due to Cox continuing to invest significantly in its broadband network in order to deliver additional programming and services. Operating loss for the year ended December 31, 2001 was $118.3 million compared to operating income of $140.8 million for the year ended December 31, 2000.

Interest expense increased to $565.9 million primarily due to the issuance of notes and debentures in the first quarter of 2001.

For the year ended December 31, 2001, Cox recorded a $212.0 million pre-tax loss on derivative instruments due to a decrease of approximately $279.8 million in the fair value of certain derivative instruments embedded in the exchangeable subordinated debentures issued by Cox, offset by an increase of approximately $67.8 million in the fair value of certain derivative instruments associated with Cox's investments, including Sprint PCS, AT&T and AT&T Wireless.

Net gain on investments for the year ended December 31, 2001 of $1,151.2 million is primarily due to the following:

- $239.3 million pre-tax gain associated with a one-time reclassification of 19.5 million shares of Cox's investment in Sprint PCS common stock – Series 2 from available-for-sale securities to trading securities upon adoption of SFAS No. 133;
- $77.4 million pre-tax gain on these shares as a result of the change in market value of Sprint PCS common stock for the twelve months ended December 31, 2001;
- $307.4 million pre-tax gain associated with the satisfaction of Cox's Excite@Home right, as described herein;
- $213.5 million pre-tax gain related to the sale of 12.8 million shares of Sprint PCS common stock – Series 2; and
- $436.1 million pre-tax gain related to the sale of Cox's interests in Outdoor Life, Speedvision and Cable Network Services to Fox Sports; offset by
- $73.5 million decline in the fair value of certain other investments considered to be other than temporary.

Minority interest of $71.1 million primarily represents distributions on trust preferred securities called FELINE PRIDES and RHINOS. On January 1, 2001, Cox adopted SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended, resulting in an after-tax cumulative effect of change in accounting principle which increased earnings by $717.1 million and reduced accumulated other comprehensive income by $194.0 million. Net income for the year ended December 31, 2001 was $755.0 million, as compared to net income of $1,925.3 million for the comparable period in 2000.

Operating cash flow is not a measure of performance calculated in accordance with generally accepted accounting principles. However, Cox believes that operating cash flow is useful to investors in evaluating its performance because it is a commonly used financial analysis tool for measuring and comparing cable companies in several areas of liquidity, operating performance and leverage. Cox defines operating cash flow as operating income before depreciation, amortization and gain on sale and exchange of cable systems. Operating cash flow increased 3% to $1,421.0 million for the year ended December 31, 2001. The operating cash flow margin (operating cash flow as a percentage of revenues) for the year ended December 31, 2001 was 34.9%, a decrease from 39.3% over the year ended December 31, 2000. Operating cash flow, as Cox defines this term, should not be considered as an alternative to net income as an indicator of Cox's performance or as an alternative to net cash provided by operating activities as a measure of liquidity and may not be comparable to similarly titled measures used by other companies.

## Liquidity and Capital Resources

### Uses of Cash

As part of Cox's ongoing strategic plan, Cox has invested, and will continue to invest, significant amounts of capital to enhance the reliability and capacity of its broadband network in preparation for the offering of new services and to make investments in companies primarily focused on cable programming, technology and telecommunications.

During 2001, Cox made capital expenditures of $2.2 billion. These expenditures were primarily directed at upgrading and rebuilding its broadband network to allow for the delivery of advanced broadband communications services, including digital video, high-speed Internet access, telephony and video-on-demand. Capital expenditures for 2002 are expected to be approximately $2.0 billion.

In addition to improvements of existing systems, Cox made strategic investments in businesses focused on cable programming, technology and telecommunications. Investments in affiliated companies of $54.0 million included debt and equity funding. Future funding requirements are expected to total approximately $30.0 million in 2002. These capital requirements may vary significantly from the amounts stated above and will depend on numerous factors, as many of these affiliates are growing businesses and specific financing requirements will change depending on the evolution of these businesses.

During 2001, Cox repaid approximately $1.2 billion of debt, which primarily consisted of net revolving credit and commercial paper repayments and retirement at maturity of its 7.0% notes due August 16, 2001.

Distributions paid on capital and preferred securities of subsidiary trusts of $76.0 million consist of quarterly payments on the FELINE PRIDES and RHINOS.

### Sources of Cash

During 2001, Cox generated $798.8 million from operations. Proceeds from the sale and exchange of investments of $1.3 billion primarily include:

- the sale of 12.8 million shares of Sprint PCS common stock – Series 2 for net proceeds of approximately $318.2 million;
- the sale of 25.0 million shares of AT&T common stock for net proceeds of approximately $525.5 million;
- the sale of 5.0 million shares of AT&T Wireless stock for net proceeds of approximately $83.1 million; and
- the sale of Cox's interests in Outdoor Life, Speedvision and Cable Network Services to Fox Sports for aggregate net proceeds of approximately $439.7 million.

Proceeds from the issuance of debt and capital and preferred securities of subsidiary trusts of $1.4 billion, net of debt issuance costs, discounts and premiums, primarily consist of:

- a series of prepaid forward contracts with maturity dates between 2004 and 2006 to sell up to 19.5 million shares of Cox's Sprint PCS common stock for net proceeds of approximately $389.4 million; and
- the issuances of convertible senior notes, which mature in February 2021 and are convertible into shares of Cox's Class A common stock or, at Cox's option, cash and 6.75% senior notes, which mature in March 2011, for aggregate net proceeds of approximately $1.0 billion.

In accordance with the terms of the indenture governing its convertible senior notes, Cox repurchased $329.1 million aggregate principle amount at maturity of its convertible notes for approximately $232.8 million in cash on February 25, 2002. As a result, approximately $441.7 million aggregate principal amount at maturity of Cox's convertible senior notes remains outstanding.

### Other

At December 31, 2001, Cox had approximately $8.4 billion and $1.2 billion of outstanding indebtedness and Cox-obligated capital and preferred securities of subsidiary trusts, respectively. In addition, Cox had approximately $4.6 billion of total available borrowings under its revolving credit facilities, shelf registration statements and commercial paper program at December 31, 2001.

## Summary of Operating Statistics

| | December 31, 2001 | December 31, 2000 |
|---|---|---|
| **Core Video** | | |
| Revenue Generating Units | | |
| Basic Customers | 6,237,888 | 6,193,317 |
| New Services | 2,723,173 | 1,568,424 |
| Total Revenue Generating Units | 8,961,061 | 7,761,741 |
| Homes Passed | 9,979,207 | 9,710,963 |
| Basic Penetration | 62.5% | 63.8% |
| **Cox Digital Cable** | | |
| Digital Cable-Ready Homes Passed | 9,258,310 | 7,397,306 |
| Customers | 1,386,039 | 841,824 |
| Penetration | 15.0% | 11.4% |
| Average Weekly Run Rate[a] | 12,156 | 12,211 |
| **High-Speed Internet Access** | | |
| High-Speed Internet Access-Ready Homes Passed | 9,057,020 | 7,122,773 |
| Customers | 883,562 | 481,947 |
| Penetration | 9.8% | 6.8% |
| Average Weekly Run Rate[a] | 8,005 | 6,395 |
| **Cox Digital Telephone** | | |
| Telephony-Ready Homes Passed | 3,338,097 | 2,426,580 |
| Customers | 453,572 | 244,653 |
| Penetration | 13.6% | 10.1% |
| Average Weekly Run Rate[a] | 4,212 | 2,998 |
| Lines | 583,114 | 334,589 |
| Lines Per Customer | 1.29 | 1.37 |
| **Cox Business Services** | | |
| Voice Grade Equivalent Circuits | 1,773,340 | 1,200,684 |

[a] Average weekly run rates are calculated based on 4th quarter results for the years ended December 31, 2001 and 2000, respectively.

# Selected Locations

*Following is a list of Cox's largest operations (those serving 15,000 or more customers).*



☐ **Arizona**
Phoenix
Tucson/Sierra Vista

☐ **Arkansas**
Bentonville, Fayetteville/Springdale, Fort Smith, Jonesboro, Russellville and nearby areas*

☐ **California**
Humboldt
Orange County/Palos Verdes
San Diego
Santa Barbara/Bakersfield

☐ **Florida**
Gainesville/Ocala
Pensacola/Ft. Walton Beach

☐ **Georgia**
Middle Georgia (Macon, Warner Robins and nearby areas)

☐ **Kansas**
Kansas operation includes Dodge City/Garden City, Manhattan/Junction City, Salina, Southeast Kansas, Topeka, Wichita and nearby areas

☐ **Louisiana**
Alexandria, Bossier City, Lafayette, Lake Charles, New Iberia and nearby areas*
Baton Rouge
New Orleans

☐ **Nebraska**
Omaha (including Council Bluffs, Iowa)

☐ **Nevada**
Las Vegas

☐ **New England**
New England operation encompasses Rhode Island, and portions of Connecticut and Massachusetts

☐ **North Carolina**
North Carolina operation includes Greenville, New Bern, Rocky Mount and nearby areas

☐ **Ohio**
Cleveland area

☐ **Oklahoma**
Oklahoma operation includes Oklahoma City, Tulsa, Enid, Muskogee, Stillwater, McAlster and nearby areas

☐ **Texas**
Bryan, Georgetown, Tyler, Victoria and nearby areas*
West Texas (Lubbock, Midland, Amarillo, San Angelo, Abilene and nearby areas. Also includes Clovis, New Mexico.)

☐ **Virginia**
Hampton Roads
Northern Virginia (Fairfax County and Fredericksburg)
Roanoke

**These locations are part of the Middle America Cox (MAC) operation, encompassing portions of Arkansas, Louisiana, Missouri, Oklahoma and Texas.*

# Shareholder Information

### Corporate Headquarters
Cox Communications, Inc.
1400 Lake Hearn Dr., NE
Atlanta, GA 30319
404-843-5000
www.cox.com

### Stock Data
Cox's Class A Common Stock is traded on the New York Stock Exchange. Ticker symbol: COX.
Daily newspaper stock table listing: CoxComm A.

As of February 28, 2002, there were 5,924 shareholders of record of Cox's Class A Common Stock, two shareholders of record of Class C Common Stock and three shareholders of record of Preferred Stock. There is no established trading market for Cox's Class C Common Stock or Preferred Stock. There have been no stock dividends paid on any of Cox's equity securities. Cox does not intend to pay cash dividends in the foreseeable future. See "Management's Discussion and Analysis – Liquidity and Capital Resources – Other" in the company's Annual Report on Form 10-K.

### Quarterly Market Information

| | Class A Common Stock | |
|---|---|---|
| | High | Low |
| **2001** | | |
| First Quarter | $50.25 | $39.36 |
| Second Quarter | 47.00 | 39.75 |
| Third Quarter | 44.44 | 36.73 |
| Fourth Quarter | 42.66 | 36.40 |
| **2000** | | |
| First Quarter | $58.38 | $41.25 |
| Second Quarter | 51.50 | 37.31 |
| Third Quarter | 47.88 | 31.69 |
| Fourth Quarter | 48.00 | 36.00 |

### Transfer Agent and Registrar
First Union National Bank
Equity Services Group
1525 West W. T. Harris Boulevard, 3C3
Charlotte, NC 28262-1153
800-829-8432
fax: 704-590-7614

### Annual Meeting of Shareholders
May 22, 2002, 9 a.m.
Cox Corporate Headquarters
1400 Lake Hearn Dr., NE
Atlanta, GA 30319

### Form 10-K
Cox Communications' Annual Report on Form 10-K as filed with the Securities and Exchange Commission is available free upon written request to:

Investor Relations Department
Cox Communications, Inc.
1400 Lake Hearn Dr., NE
Atlanta, GA 30319
404-843-5000, Ext 6454

### Company Information
Cox Investor Hotline: 888-COX-NYSE (toll-free)
(888-269-6973)

All communications regarding stock transfers, lost certificates, or account changes should be directed to the transfer agent, First Union National Bank, 800-829-8432.

For other information, contact one of the following:

Amy Cohn, Director of Corporate Communications, 404-843-5769, fax: 404-843-5777, amy.cohn@cox.com

Laura Oberhelman, Manager of Corporate Communications, 404-269-7562, fax: 404-843-5777, laura.oberhelman@cox.com

### Independent Auditors
Deloitte & Touche LLP
191 Peachtree St., Suite 1500
Atlanta, GA 30303-1924
404-220-1500



Designed by Corporate Reports Inc./Atlanta

# ONE SURE THING

COX COMMUNICATIONS

Cox Communications, Inc
1400 Lake Hearn Drive NE
Atlanta, GA 30319
404-843-5000
www.cox.com